July 16, 2024

Dennis M. Danzik
Chief Executive Officer
flooidCX Corp.
14747 N Northsight Blvd
Suite 111-218
Scottsdale, AZ 85260

       Re: flooidCX Corp.
           Revised Preliminary Information Statement on Schedule 14C Filed June 21, 2024
           File No. 000-55965
Dear Dennis M. Danzik:

       We have reviewed your June 21, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 23, 2024 letter.

Revised Preliminary Information Statement on Schedule 14C filed June 21, 2024 General

1. We note your response to prior comment 1, including specifically that the parties agreed you would operate portions of the Direct Energy System pursuant to a cross license. As it appears to be a material contract, please file this license as an exhibit to your next periodic report (i.e., 10-K or 10-Q--we note both are due) or as an exhibit to a current report on
       Form 8-K.
 July 16, 2024
Page 2

       Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:   Richard W. Jones